FOR IMMEDIATE RELEASE	August 2, 2016

Micromem: Update

Toronto, New York, August 2, 2016: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) announces the Company was successful in resolving the legal claims outstanding with respect to the Defendants, Dreifus Associates Limited, as previously disclosed in the Company’s periodic filings. The parties submitted to a mediation process which was recently completed. The Defendants were seeking $275,000 USD of payments (plus interest) for alleged services previously rendered to the Company. The Company disputed the amounts claimed by the Defendants and sought compensation for alleged damages. Additionally, the Company required that the Defendants assign all IP related rights to the Company for all work performed by the Defendants, which was a requirement of the original statement of work which the parties had executed when the work was commissioned between 2009-2012. Through the mediation process, the parties have agreed that the Company would pay $50,000 to the Defendants and would issue 312,500 common shares with 6-12 month restrictions on the resale of these shares. The shares have now been issued and the Company has made its first scheduled payment of $20,000 on July 29th , with three (3) additional payments of $10,000 each over the next 90 days through October 31, 2016. The Company has now received full assignment of the IP rights and entitlements from the Defendants. Full and final mutual releases have been executed and the action will be dismissed once the remaining payments have been made to the Defendants. The settlement is not an admission of any wrong doing. Management believes that the settlement is advantageous to the Company in that the IP related matters have now been resolved in its favor. The consideration provided to the Defendants was significantly less than what the Defendants were seeking and the Company has avoided the substantial costs that would have been associated with a lengthy litigation process.

The Company also announces the issuance of 2,000,000 common shares of the Company as payment for legal services rendered by our patent attorney. 1,000,000 common shares will be delivered to discharge the current indebtedness of $170,300 USD for work done and 1,000,000 will be held in trust by our counsel to pay for services still to be rendered. The average price of the shares issued is $0.20 USD per share. The shares issued are subject to resale restrictions under applicable securities laws. Micromem is pleased that one of its service providers has elected to be paid in shares by the Company for work to date and also for future work. This is a vote of confidence in the Company and its’ future, by the service provider.

Private placements of convertible unsecured debentures totaling $60,000 USD, as previously announced have been cancelled and renewed. The renewals are convertible unsecured debentures, bearing an interest rate of one percent (1%) per month, calculated daily, maturing on November 25, 2016. At any time prior to repayment, the outstanding principal and interest of the Convertible Debentures may be converted, at the option of the lender, into common shares of the Company at a price per common share of $0.21 US.

The convertible unsecured debenture totaling $107,000 USD announced December, 2015 has converted, including interest, resulting in the issuance of 509,524 common shares.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QX - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 202,955,536
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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